

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 14, 2008

Mr. Robert E. Swanson, Chief Executive Officer
Ridgewood Energy V Fund LLC
Ridgewood Energy W Fund LLC
1314 King Street
Wilmington, Delaware 19801

> **Re:** **Ridgewood Energy V Fund LLC**
> **Form 10**
> **Filed April 18, 2008**
> **File No. 0-53178**
>
> **Ridgewood Energy W Fund LLC**
> **Form 10**
> **Filed April 18, 2008**
> **File No. 0-53177**

Dear Mr. Swanson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10 filed April 18, 2008

General

1.   The following comments applied to both of the above-referenced registration
        statements unless otherwise specified.

2.   Where comments on a section that appears in one registration statement also
        could apply to disclosure that appears elsewhere in the document or in any of the
        other registration statements, please make parallel changes to all affected
        disclosure. This will eliminate the need for us to repeat similar comments.

3.   Please provide updated financial statements and related disclosure with your next
        amendment.

4.   Please provide us with an organizational chart depicting the Ridgewood Energy
        Corporation companies and affiliated companies with respective share ownership
        delineated.

5.   Please note that your Form 10 registration statement will become automatically
        effective 60 days from the date of the first filing with Edgar. Refer to Section
        12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will
        become subject to the reporting requirements of the Securities Exchange Act of
        1934.

Forward-Looking Statements

6.   Please remove the reference to the Private Securities Litigation Reform Act of
        1995, Section 27A of the Securities Act of 1933, and Section 21E of the
        Exchange Act of 1934. As a non-reporting company, you are not entitled to rely
        on the safe harbor provided by the referenced law. Therefore, the suggestion that
        the forward-looking statements contained in your registration statement are
        within the meaning of the law is inappropriate. Refer to Section 27A(a) of the
        Securities Act and Section 21E(a) of the Exchange Act.

Business

Overview

7.   You disclose that the fund was formed to acquire, drill, construct and develop oil
        and natural gas properties. Please ensure that your disclosure accurately depicts
        the nature of your business. In this regard, we refer you to section 1.3.1 of the V
        Fund Operating Agreement in which you indicate that the Fund may also acquire,
        drill, construct and develop pipelines, platforms, and other infrastructure projects.

We further note that your business strategy involves acquiring working interests rather than actual properties, that other entities may own working interests in projects in which you own an interest, and that the projects are operated by third-party operators.

8.   We note that a portion of the proceeds of the private placements were allocated to the payment of offering fees, commissions, and investment fees. Please specify the amounts paid as fees and commissions and identify to whom the payments were made.

Manager

9.   Please expand to disclose all the amounts paid or that may be paid to the Manager for the services it provides. The disclosure does not appear to account for the one-time investment or offering fees referenced in the notes to the financial statements that were paid to the Manager.

10.   We refer you to Sections 12.11 and 6.6.3 of the LLC Operating Agreements for the V and W Funds respectively.   Please expand your disclosure to reference the types of conflicts listed in Section 12.11 of the V Fund LLC Operating Agreement. Disclose the likelihood that such conflicts may arise and whether the Manager has established procedures for handling such conflicts. If the Manager has not adopted any formal procedures to handle potential conflicts, revise to state this fact.

Business Strategy

11.   Explain in more detail the degree of control, if any, that the funds have upon a project. For example, we note that the funds do not control the schedule of how projects are developed or completed, although they have a "vote" on such matters. Please explain what the "vote" entails.

12.   Your disclosure should provide a balanced overview of your business. For example, you reference the Fund's focus on projects with significant reserve potential, yet have not clearly identified the risks inherent in reserve estimation. Additionally, provide context to your disclosure by disclosing the specific projects that the Funds have targeted and if material, the rate of success to date. In this regard, we note your subsequent disclosure under the caption "Properties" in which you disclose that one of the two projects targeted by the W Fund has been determined to be a dry-hole.

Manager's Investment Committee and Investment Criteria

13.   Please revise your reference to risk factors "more fully described" elsewhere in the filing. We note that you have not included a risk factor section, indicating that, as a small reporting company, you are not required to provide such disclosure.

Properties

14.   We note that you own working interests in certain projects in which other entities own working interests and that the entities are managed by the Manager. Please disclose whether the nature of your working interests differs from the working interests of the other companies and describe the differences if any.

15.   We note that through December 31, 2007, you spent certain amounts in projects you deemed to be successful and that you provide an estimate of the total budget for each of such projects. Please break up into components the amounts spent and expected to be spent, specifying the amount spent in acquiring a working interest and the amounts paid or payable to the operator for operating the working interests.

16.   We note that you determined that certain projects were dry holes and that, although you did not incur any capital expenditures in such projects, you are nonetheless responsible for dry-hole costs, including plug and abandonment expenses.   Please discuss in more detail your obligations under the participation agreement relating to these unsuccessful projects and file the agreements as exhibits.

Successful Project

17.   Ensure your compliance with Item 101(a)(2)(iii)(A), which requires you to discuss your plan of operations through the end of the year. For example, in the registration statement for Ridgewood Energy W Fund, LLC, we note that you describe your plans with respect to the West Cameron 57 project and the Eugene Island 31 project. You also reference "multiple offshore operating agreements" you entered into on page 16. Discuss whether the Manager is contemplating any other projects or has approved any other projects and any specific plans the Manager has for such projects through the end of the year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

18.   We note the statement that "the Fund's primary investment objective is to
        generate cash flow for distribution to the Fund's shareholders." Please revise the
        statement to clarify that the Funds are not required to make distributions to the
        shareholders.

Estimated Capital Expenditures

19.   To the extent known, please identify the properties in which you expect to spend
        the estimated capital expenditures.

Directors and Executive Officers

20.   Please revise to specify when each of the named executive began to provide
        services to the Funds. Also, clarify whether each of the named executives are
        employed by both Ridgewood Energy and each of the Funds.

21.   Please discuss the amount of time that each named executive devotes to the
        business of the Funds.

Recent Sales of Unregistered Securities

22.   We note that a large number of investors purchased membership interests in the
        Funds in private placements. As done in connection with our review of the
        K,L,M and the O,P,Q funds, please provide confirmation that the solicitation of
        the investors for the W and V funds was in compliance with Regulation D of the
        Securities Act of 1933.

Indemnification of Directors and Officers

23.   Please revise to disclose that the Manager has full and complete discretion to
        authorize indemnification of any managing person consistent with the
        requirements of the LLC Agreement at any time, regardless of any conflict of
        interest between the Manager and the Fund that may arise in regard to the
        decision to indemnify a managing person.

Exhibit

24.   Please file as exhibits all the agreements with the operators.

Ridgewood Energy V Fund, LLC

Supplementary Financial Information about Oil and Gas Producing Activities – Unaudited, page F-12

25.   Please revise to include an affirmative statement, if true, that as of December 31, 2007 the Fund did not have any proved reserves.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact at Mark Wojciechowski at (202) 551-3759 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the accounting comments. Direct your questions regarding any engineering matters to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Wojciechowski
        J. Davis
        R. Winfrey
        M. C. Duru
        C. Moncada-Terry